Mark: Welcome to Amass Brands Group. Amass is more than a collection of spirits. We're a curated portfolio of exceptional beverages for the modern consumer. We launched in 2019, and in 2023, our artisanal spirits, wines, and innovative no and low alcohol offerings generated $33 million in revenue and nearly $5 million in net income.

Morgan: Our story can be told through our brands. Amass Gin adorns the bar of every SoHo House globally and can be found in the famed cocktail bars like Death & Company and PDT. Summer Water Rosé, our ode to sun-soaked elegance, surged from the 41st to 13th best-selling rosé nationally in just seven months. De Soie, our non-alcoholic incubation, hit $4.1 million in its first full year of operation. Our products can be found in 50,000 locations nationwide. In fact, walk into your average Whole Foods and you can fill your cart with nearly 20 ABG products.

Mark: This is a portfolio of exceptional beverages designed for the modern consumer who wants better-for-you ingredients, sustainable processes, and flavors beyond the traditional antiquated. But our true strength may actually lie beyond the bottle. We believe we've cracked the code to the alcohol industry. You see, success in this industry isn't just about great products. It's about mastering distribution. It's a highly regulated space and success hinges on building strategic partnerships with select distributors. These industry giants favor beverage brands with expansive portfolios to keep their operations tight and profits high, which can often mean smaller brands have little to no shot of success without aggressive investment, irrespective of if they have a good product. Amass was built from day one with these industry dynamics in mind. We've built a powerful system for getting disproportionate attention on our new and emerging brands.

Erin: An example might help. In 2023, we acquired Summer Water Rosé. That year, we hit $5 million in revenue with $0 in marketing. Today, it is the top-selling domestic premium rosé in the United States.

Morgan: We've built a business designed to scale. So while many startups are desperate to be acquired by major global alcohol conglomerates, we hold a bolder vision: to become one. We're executing a playbook of growing our existing portfolio, incubating new brands, and acquiring and investing in others in a way we believe will make us a major competitor to the traditional players.

Mark: Our team blends experience with innovation. I've started several companies that have been acquired, and Morgan is a master distiller who knows what consumers want long before they do and is pioneering new frontiers in botanical alchemy. From a single exceptional gin to a diverse $33 million portfolio, our journey has just begun. We're seeking capital to amplify our success, nurture our established brands, incubate groundbreaking concepts, and acquire additional kindred spirits that resonate with our ethos. Join us in our vision to build the next great beverage group by investing in Amass Today.